EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended
In millions	April 1, 2012	March 27, 2011
Earnings
Earnings before income taxes and noncontrolling interests	$650	$522
Add
Fixed charges	25	25
Amortization of capitalized interest	1	1
Distributed income of equity investees	31	22
Less
Equity in earnings of investees	92	87
Capitalized interest	2	1
Earnings before fixed charges	$613	$482

Fixed charges
Interest expense	$8	$10
Capitalized interest	2	1
Amortization of debt discount	—	1
Interest portion of rental expense (1)	15	13
Total fixed charges	$25	$25

Ratio of earnings to fixed charges	24.5	19.3

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.